Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 6

Date of Original Offering Circular: October 3, 2018

August 13, 2019

DF Growth REIT, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Extension of Waiver of Asset Management Fee

The Offering Circular states that the Company will charge a monthly asset management fee equal to 0.1667% of the capital account of each Investor as of the last day of each calendar month, or approximately 2% per year.

However, via Supplement No. 1 dated February 13, 2019, the Company elected to waive the asset management fee for investments made by March 31, 2019.

The Company has now decided to waive the asset management fee for investments made by December 31, 2019. Thus, the Company will waive the asset management for any Investor satisfying the following three conditions:

•	The Investor must execute and submit to the Company an Investment Agreement for Class A Investor Shares no later than December 31, 2019.
•	The Investor’s entire payment for the Class A Investor Shares referred to in the Investment Agreement must be received by the Company no later December 31, 2019.
•	The Investor’s subscription must be accepted by the Company.

The waiver will apply only with respect to the Class A Investor Shares so acquired, and not to any additional Class A Investor Shares acquired by the Investor.

The waiver will be for the life of the Company and will apply to the Investor and any transferee of the Class A Investor Shares in question.

The waiver will apply only to the asset management fee, and not to any other fees or charges.

The waiver will apply to every Investor who satisfies the three conditions above, including Investors who purchased Class A Investor Shares between April 1, 2019 and the date of this Supplement.

Additional Risk Factor

The following paragraph is added to the Risks of Investing section of our Offering Circular:

Risks from Filing 2018 Annual Report Late: The Company is required to file periodic reports with the SEC, including an annual report due within 120 days following the end of each year. The annual report for the year ending December 31, 2018 was due on April 30, 2019 but wasn’t filed until July 26, 2019 because of delays encountered in applying certain accounting procedures to the Company’s investment in affiliated entities. Although 17 CFR 230.251(d)(3)(i)(F) provides that an issuer may not sell securities while an annual report is delinquent, the Company sold approximately $ $1,069,500 of Class A Investor Shares during the period from May 1, 2019 to July 26, 2019. The Company believes that, because there are no material differences between the annual report filed on July 26, 2019 and the Offering Circular already available, investors suffered no harm. However, the failure to file the annual report in a timely manner, and the continuing sales of Class A Investor Shares while the annual report was delinquent, raises certain risks, including (i) the risk that investors who purchased Class A Investor Shares while the annual report was delinquent would seek to rescind their purchases, and (ii) the risk that the SEC would seek to impose financial sanctions on the Company or even seek to disqualify the Offering altogether. There can be no guarantee that the Company could meet the financial consequences of either of these risks.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.